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                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE

For immediate release
April 2, 2006

             STEADY REVENUE GROWTH AT CANWEST MEDIAWORKS NEW ZEALAND
                          FOR FIRST HALF OF FISCAL 2006

                 Interim dividend boosted to NZ$0.045 per share

WINNIPEG -- CanWest Global Communications Corp. announced today that its 70% owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, reported a 4% increase in consolidated revenues for the six months ended February 28, 2006, to NZ$130 million from NZ$125 million for the same period last year. EBITDA for the six months declined by 10% to NZ$34 million, primarily as a result of planned programming investments in the first half of the fiscal year. Programming costs are expected to be lower in the remaining quarters of the fiscal year, resulting in improving EBITDA as the year progresses.

CanWest MediaWorks NZ declared an interim dividend of NZ$0.045 per share payable on May 15, 2006 to shareholders of record on May 5, 2006, representing an increase of 12.5% over the interim dividend paid in the comparable period last year. CanWest will receive aggregate dividends of NZ$7 million.

TVWorks capitalized on ratings growth for its local news and current affairs programming as revenues increased 8% in the quarter. For the six months ended February 28, 2006, TVWorks' revenues increased 6%, which is outpacing growth in the overall television advertising market. The impact of a higher weighting of programming costs in the early part of the fiscal year is beginning to normalize as TVWorks' EBITDA in the quarter declined by 8% compared to a 12% decline in the first quarter of the fiscal year.

For the quarter ended February 28, 2006, RadioWorks reported a 1% increase in revenues to NZ$28 million and a 6% decline in EBITDA to NZ$9 million. For the six months ended February 28, 2006, RadioWorks increased revenues by 2%. RadioWorks' EBITDA declined by 6% to NZ$18 million for the first half of the year due to recent investments in developing Radio Live, a new contemporary talk radio network.

Tom Strike, Chair of CanWest MediaWorks NZ and President of CanWest MediaWorks International, said "We are pleased with the revenue growth at TVWorks, which is a direct result of investments made in strengthening its local news and current affairs programming. Should New Zealand advertising market conditions continue to remain firm, we expect continued healthy revenue growth and along with lower programming costs anticipated for the second half of the fiscal year, EBITDA for TVWorks is expected to show year-over-year growth. For RadioWorks, we expect that recent initiatives, including the acquisitions of Queenstown based Q92FM and Orewa-based Times FM,
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the development of Radio Live and the re-branding of a number of local radio stations to national formats, will strengthen its long-term market position and financial performance."

Brent Impey, CanWest MediaWorks NZ's CEO, said "We are encouraged by the revenue growth for the first half of the year. TV3 continues to have a strong schedule containing a healthy mix of local programming, including the new hit So You Think You Can Dance, and strong foreign programming, including House, CSI and
CSI: New York, all of which continue to deliver strong ratings. RadioWorks is focusing upon the ongoing development of Radio Live and the integration of recent acquisitions, both of which should lead to listener growth, market share gains and higher profits."

These financial results are reported in accordance with International Financial Reporting Standards applicable in New Zealand, and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other media operations.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actually future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest MediaWorks (NZ) Limited (NZX: MWL, www.mediaworks.co.nz) is a public company listed on the New Zealand Stock Exchange.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, the United Kingdom and Ireland.



For more information:
Geoffrey Elliot,
Vice President, Corporate Affairs,
CanWest Global Communications Corp.
Tel:  +1 204 956-2025
Fax: +1 204 947-9841
gelliot@canwest.com